Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except ratio of earnings to fixed charges)
Earnings:
Income (loss) before income taxes	$81,989	$(1,082)	$85,786	$86,410	$113,447
Total fixed charges (see below)	68,034	71,536	88,836	96,459	112,443
Interest capitalized	(2,665)	(7,771)	(10,524)	(12,625)	(8,024)
Earnings as adjusted	$147,358	$62,683	$164,098	$170,244	$217,866

Fixed Charges:
Interest and amortization of debt discount and issuance cost	$16,835	$24,521	$43,522	$50,453	$64,240
Portion of rental expense representative of the interest factor	51,199	47,015	45,314	46,006	48,203
Total fixed charges	$68,034	$71,536	$88,836	$96,459	$112,443
Ratio of earnings to fixed charges (a)	2.17	—	1.85	1.76	1.94
Coverage deficiency	$—	$8,853	$—	$—	$—

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(a)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest expense.